Registration Statement No. 333-104949

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT TO
FORM F-6

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

BAE SYSTEMS plc
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)

Cravath, Swaine & Moore LLP
Worldwide Plaza, 825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

(Address, including zip code, and telephone number of agent for service)

Copies to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue
New York, New York 10022
212-319-7600

: immediately upon filing 9 on [date] at [time]
If a separate registration statement has been filed to register the deposited shares, check the following box. 9

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four (4) ordinary shares of BAE SYSTEMS plc	N/A	N/A	N/A	N/A
(1)Each unit represents 100 American Depositary Shares.
(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the form of American Depositary Receipt (AADR@) included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

2

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Location in Form of
	Item Number	ADR Filed Herewith
	and Caption	as Prospectus

1.	Name of depositary and	Face, introductory paragraph
	address of its principal	and final sentence on face.
executive office

2.	Title of ADR and identity	Face, top center and
	of deposited securities	introductory paragraph

Terms of Deposit

(i)	The amount of deposited	Face, upper right corner and introductory
	securities represented by	paragraph
one unit of ADRs

(ii)	The procedure for voting,	Reverse, paragraph (12)
if any, the deposited
securities

(iii)	The collection and	Face, paragraphs (4), (5) and (7); Reverse,
	distribution of dividends	paragraph (10)

(iv)	The transmission of	Face, paragraphs (3) and (8);
	notices, reports and	Reverse, paragraph (12)
proxy soliciting material

(v)	The sale or exercise of	Face, paragraphs (4) and (5); Reverse,
	rights	paragraph (10)

(vi)	The deposit or sale of	Face, paragraphs (4) and (5); Reverse
	securities resulting from	paragraphs (10) and (13)
dividends, splits or plans
of reorganization

(vii)	Amendment, extension or	Reverse, paragraphs (16) and (17) (no
	termination of the deposit	(no provision for extension)
agreement

Location in Form of
	Item Number	ADR Filed Herewith
	and Caption	as Prospectus

(viii)	Rights of holders of ADRs	Face, paragraph (3)
to inspect the transfer books
of the Depositary and the
lists of holders of ADRs

(ix)	Restrictions upon the right	Face, paragraphs (1), (2), (4) and (5)
to deposit or withdraw the
underlying securities

(x)	Limitation upon the liability	Reverse, paragraph (14)
of the Depositary and/or the
Company

3.	Description of all fees and	Face, paragraph (7)
charges which may be imposed
directly or indirectly against
the holders of ADRs

Item 2. AVAILABLE INFORMATION
Location in Form of
Item Number	ADR Filed
and Caption	Herewith as Prospectus
2(a) Statement that the foreign	Face, paragraph (8)
issuer publishes information in English
required to maintain the exemption
from registration under Rule 12g3-2(b) under
the Securities Exchange Act of 1934, as
amended on its Internet Web site
(www.baesystems.com) or
through an electronic information delivery
system generally available to the public in its
primary trading market

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1) Form of Deposit Agreement dated as of September 28, 1998 among BAE SYSTEMS plc (fka British Aerospace Public Limited Company), JPMorgan Chase Bank (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as exhibit (a) to Registration Statement No. 333- 104949 and incorporated herein by reference.

(a)(2) Form of Amendment to Deposit Agreement, including form of ADR. Filed herewith as Exhibit (a)(2)

(b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Previously filed as exhibit (e) to Registration Statement No. 333- 104949 and incorporated herein by reference.

(e) Certification under Rule 466. Filed herewith as Exhibit (e)

(f) Powers of Attorney. Filed herewith as Exhibit (f)

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 14, 2008.

Legal entity created by the form of Deposit
Agreement for the issuance of ADRs evidencing
American Depositary Shares

By: JPMORGAN CHASE BANK, N.A., in its
capacity as Depositary

By:	/s/Joseph M. Leinhauser
Name: Joseph M. Leinhauser
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, BAE SYSTEMS plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on October 14, 2008.

BAE SYSTEMS plc

By:	/s/George Rose
Name: George Rose
Title: Group Finance Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on October 14, 2008.

Name	Title

Non-Executive Chairman and Director
Richard Olver

*/s/Ian King	Chief Executive and Chief Operating Officer
Ian King	and Director

Chief Operating Officer and Director
Walt Havenstein	President and CEO BAE Systems Inc

*/s/George Rose	Group Finance Director
George Rose

*/s/Philip Carroll	Non-Executive Director
Philip Carroll

*/s/Michael Hartnall	Non-Executive Director
Michael Hartnall

*/s/Andy Inglis	Non-Executive Director
Andy Inglis

*/s/Sir Peter Mason	Non-Executive Director
Sir Peter Mason

Non-Executive Director
Sir Nigel Rudd

*/s/Carl Symon	Non-Executive Director
Carl Symon

Non-Executive Director
Roberto Quarta

*/s/Ravi Uppal	Non-Executive Director
Ravi Uppal

*By:	/s/ George Rose
Name: George Rose
Title: Power of Attorney

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of BAE SYSTEMS plc, has signed this Registration Statement on Form F-6 in the City of New York, State of New York on October 14, 2008.

DEPOSITARY MANAGEMENT CORP.

By:	/s/Scott A. Ziegler
Name: Scott A. Ziegler
Title: Authorized Officer

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement, including form of ADR.

(e)	Rule 466 certification

(f)	Power of Attorney